Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

July 27, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Target Acquisitions I, Inc.

Form 8-K/A
Filed March 13, 2012
Response dated June 13, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Year Ended March 31, 2012
Filed May 21, 2012
File: 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated June 22, 2012, on the Company’s (i) Current Report on Form 8-K/A (Amendment No.3) filed on March 13, 2012 with respect to the acquisition of China Real Fortune Mining Limited; (ii) Form 10-K for the fiscal year ended December 31, 2011 filed on March 30, 2012 and (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed on May 21, 2012.

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K incorporating changes in response to the Staff’s comments has been filed contemporaneously with this letter.  The Company is in the process of preparing amendments to its Reports on Form 10-K and 10-Q referenced above and will file such amendments as soon as they are completed.

Form 8-K/A

General

Mr. John Reynolds
July 27, 2012
Page -2-

1.  We reissue comments 1, 2 and 5 of our letter dated May 23, 2012.  We cannot review or clear your responses to these comments until we receive draft disclosure or an amended Form 8-K in which all changes are incorporated.  Your response letter dated June 13, 2012 indicated that you would file an amendment to the Form 8-K late in the week of June 18, 2012.  We are unable to locate such amendment at this time.  Please provide draft disclosure or an amended Form 8-K to address these comments.

Response:   For the sake of completeness, there are set forth below the text of comments 1, 2 and 5 of the Staff’s letter of May 23, 2012, each followed by the Company’s response:

1.  We reissue comments 2, 3 and 4 of our letter dated March 30, 2012.  We cannot review or clear your response to these comments until we receive draft disclosure or an amended Form 8-K in which all changes are incorporated.  Please provide draft disclosure or an amended Form 8-K to address these comments.

Response:   For the sake of completeness, there are set forth below the text of comments 2, 3 and 4 of the Staff’s letter of March 30, 2012, each followed by the Company’s response:

2.  We note your response to comment 4 in our letter dated January 25, 2012 and the disclosure included in the “Certain Relationships and Related Transactions…” section.  We are unable to locate disclosure in this section or in the related transactions section regarding payments to shareholders for their shares.  Please provide clear disclosure of such transactions both in this section and in the related transactions section.  As previously requested, please clearly disclose any consideration, direct or indirect, received by these shareholders for giving up control of China Jinxin.  If none, please explain the reason(s) the shareholders agreed to give up control.  In addition, please disclose the balance of your response from your letter.

Response:   The Company advises that no shareholder received any payments from the Company for entering into the VIE Agreements and disclosure to that effect has been made under the headings “Description of Business - Business Overview“ and  “Certain Relationships and Related Transactions, and Director Independence.”  The Company has advised that in connection with the steps taken to put the current holding company and VIE structure in place certain shareholders of China Jinxin elected to transfer portions of the shares in the Company that otherwise would have been allocated to them in consideration of their interests in China Jinxin, for cash, in settlement of debts or for services rendered at the request of such individuals.  Disclosure of these transfers and the impact they had on the allocation of the shares of the Company has been set forth under the heading “Certain Relationships and Related Transactions, and Director Independence.”    Disclosure has been added in the “Description of Business - Business Overview” section to the effect that shareholders of China Jinxin determined to transfer portions of their shares and directing the reader to “Certain Relationships and Related Transactions, and Director Independence” for specifics as to the transactions.

Mr. John Reynolds
July 27, 2012
Page -3-

3.  We note your response to comment 5 in our letter dated January 25, 2012 and we reissue the comment in part.  Please clearly and specifically disclosure the source(s) of information throughout the Form 8-K, including any graphs or charts.  For example, the citation to “World Steel Association” on page 8 “NBSC” on page 9 would not help an investor locate the information outside of your document.  In addition, please disclose website addresses or citation to the publications for all third-party information.  The two website addresses cited on page 2 both link to the same excerpt from the Newton Resources Ltd. Prospectus.  Please provide us supplementally with copies of the other source materials.

Response:

In response to this Comment the Company has elected to delete portions of the disclosure contained in the Form 8-K as originally filed, including those charts and tables for which it could not provide a citation which a reader could follow to find the chart or table.

4.  We reissue comment 14 in our letter dated January 25, 2012.  We note your response to comment 43 of our letter dated November 2, 2011 that “None of the shareholders have any interest in the transaction other than that each of them was to be issued shares in Real Fortune BVI, certain of them may be entitled to salary or other compensation for services rendered an certain of them have made loans or advances to China Jinxin as disclosed under this heading.  As noted above, certain shareholders have determined to sell all or portions of their shares in Real Fortune BVI to third parties.”  As previously requested, please disclose the response in this section and provide clear disclosure of the specific interests in these transactions, such as shared received, salaries, other compensation, etc.

Response:  Please see the response to Comment 2 of the March 30 letter as set forth above.  The requested disclosure appears under the heading “Certain Relationships and Related Transactions, and Director Independence” and there is a statement in the “Business Overview” section alerting the reader to the transfers made by certain individuals and directing them to the “Certain Relationships and Related Transactions, and Director Independence” section for the details.

2.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your Form 8-K that you are emerging growth company and revise your Form 8-K to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election in irrevocable; or

Mr. John Reynolds
July 27, 2012
Page -4-

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption or new or revised accounting standards that have different effective dates for public and private companies until those standards

Response:  A new subheading entitled “Implications of Being an Emerging Growth Company” has been inserted under the heading “Description of Business” in response to this comment.  In addition, two risk factors have been added under the subheading “Risks Relating to Our Common Stock and Our Status as a Public Company” setting forth certain concerns regarding the disclosure relating to emerging growth companies and the consequences of the loss of such status.

5.  We note the disclosure on page 41 that even through you have an agreement with your one customer to purchase 100% of your mining output, you have not sold all of the processed ore inventory as of December 31, 2011 due to pricing negotiations.  Please provide a more detailed discussion of the reasons for the negotiations and the impact this may have upon your revenues and operations.

Response:  Disclosure to the effect that the Company determined to withhold delivery of iron ore concentrate as part of its price negotiations has been added to the discussion in the M,D & A section in the 8-K and will be added in the M,D & A sections of the 10-K and 10-Q.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009 Note 9 – Asset Retirement Cost and Obligation, page F- 13

2.  We reviewed your response to our prior comment 3, noting that you accrued mining restoration costs by taking the total estimated restoration costs and multiplying that by the fraction represented by the tons produced over the total tons of reserves. Please tell us why you believe using this approach is appropriate and how the accrued liability (e.g. $7,414 at December 31, 2010) compares to the costs that would be necessary to restore the mine at each balance sheet date. In your response, ensure to reconcile the remediation efforts required at each balance sheet, including related costs, with those included in your response.

            Response: The major mining restoration task is to recover the vegetation on the mining area. The actual costs that would be necessary to restore the vegetation in a particular area depend on the type and quantity of vegetation to be planted and the prices of such vegetation.  The Company has advised that the principal form of vegetation to be planted is trees. The greater the area mined, the greater the number of trees needed to be planted, and the Company advises that the size of the area mined is proportional to the tons of iron ore mined. Currently, the price of trees ranges from RMB 11 to RMB 65, depending upon the species chosen and the age of the specimen.  If the Company had stopped mining activities at December 31, 2011, the area mined was approximately 4,000 to 5,000 square meters, which would require 800 to 1,000 trees. Based upon observation, the Company estimates that the cost of restoring the area mined at such time would be no more than RMB 80,000 based on the then price of trees and the size of the mining area to be restored. The Company had accrued $12,991 mine restoration cost at December 31, 2011, utilizing the formula based upon tonnage mined.

Mr. John Reynolds
July 27, 2012
Page -5-

The Company accrued mine restoration cost of $7,328, $7,489, $9,531, $12,086, $12,991 and $13,005 as of September 30, 2010, March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012, respectively.  The Company compared the accrued mining restoration costs as of each of such balance sheet dates and to an estimate of the costs of such restoration and found them all to be comparable.  Consequently, the Company believes the method that it is using to accrue restoration cost is appropriate.

3.  We note from your response to our prior comment 3 that your restoration obligation liability is derived from activities relating to your mining site. Please tell us whether there are any remediation, restoration or asset retirement obligations, recognized or unrecognized, associated with your production facilities or the tailings disposal associated with those facilities. If so, please tell us how you have accounted for these obligations.

 Response: The production facility is the property of the Company.  The Company is not obligated to dispose of the facility or the tailing disposal areas associated with the facilities.  The Company is free to convert such facilities to other productive uses at any time and likely will do so once the mine is depleted.  Accordingly, the Company advises that there is no obligation to restore or remediate the area associated with its production facilities or the tailing disposal associated with those facilities.

4.  You did not respond to our prior comment 6.  As such, the comment will be reissued.  We note you concluded that your internal controls over financial reporting were effective as of December 31, 2011.  Considering (i) your risk factor disclosure on page 20 and (ii) your responses to our prior comments 21 – 26 of our letter dated November 2, 2011 highlighting that those primarily responsible for the preparation of your books and records and financial statements do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP, it appears to us that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.  You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Response:  The Company advises that it will revise the conclusion contained in its 10-K with respect to its internal controls over financial reporting and state that its lack of personnel with U. S. GAAP experience constitutes a material weakness in the preparation of its financial statements and that its accounting department has limited knowledge of U.S. GAAP.  The Company will state whether it has a plan in place to remedy this weakness or, if not, that it currently lacks a plan and needs to develop one.

Mr. John Reynolds
July 27, 2012
Page -6-

5.  You did not respond to our prior comment 7.  As such, the comment will be reissued.  We note your disclosure on page 49 that you adopted the system of disclosure controls and procedure of China Real Fortune Mining Limited as a result of your October 1, 2011 acquisition.  Please revise to disclose the related material changes in your internal control over financial reporting as required by item 308(c) of Regulation S-K.

Response:  The disclosure in the 10-K will be revised to provide the disclosure requested.

6.  We note your response to our prior comment 8 that you have made a “prospective accounting change,” effective January 1, 2012, to eliminate the asset retirement cost and obligation and accrue a restoration liability. Please note that while a prospective change is appropriate for a change in accounting estimates, a prospective change is not an appropriate method for correcting an error in previously issued financial statements. Refer to FASB ASC 250-10-45-17 and 45-23. In light of your response to our prior comment 4 in which you determined it was not appropriate to capitalize the asset retirement cost prior to declaring reserves, including obtaining the mining rights necessary to declare reserves, please tell us why you believe a prospective change is appropriate; please tell us why you believe this change to be a change to be a Change in Accounting Estimate and not an Error in Previously Issued Financial Statements, as those terms are defined in the Master Glossary to the FASB Accounting Standards Codification. If you believe this change to be a correction of an error in previously issued financial statements, please modify your historical financial statement presentation consistent with the guidance of FASB ASC 250-10-50-7 and amend your Form 8-K and subsequent Forms 10-K and 10-Q as appropriate.

            Response: The Company previously proposed the “prospective accounting change” as a result of an analysis of SAB 99 and SAB 108 and its conclusion that there were only immaterial unadjusted differences or errors in its financial statements as indicated in prior responses.  However, in light of the Staff’s comments, the Company has determined that a prospective change is not an appropriate method for correcting the errors in its previously issued financial statements. Consequently, the Company has issued an 8-K advising investors that they should not rely on its previously issued financial statements and has restated the prior period financial statements in its previously filed Form 8-K, Forms 10-K and 10-Q and will file appropriate amendments to each of its previous filings.

Other Exchange Act Reports

7.  Please revise your other Exchange Act Reports (e.g., Forms 8-K, 10-Q and 10-K), as necessary, to comply with our comments above.

Response:  Appropriate amendments are being prepared and will be filed when completed.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Mr. John Reynolds
July 27, 2012
Page -7-

Very truly yours,

/s/Vincent J. McGill
Vincent J. McGill

cc:	James Giugliano
Brian K. Bhandari
Ronald Alper
Pamela Howell